UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2016 AND 2015

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of March 31, 2016 and 2015, the related consolidated statements of comprehensive income for the three-month periods ended March 31, 2016 and 2015 and consolidated statements of changes in equity and cash flows for the three-month periods ended March 31, 2016 and 2015.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  Certain investments, which were accounted for under the equity method based on the financial statements of the investees, were reviewed by other independent accountants.  Our review, insofar as it related to the investments accounted for under the equity method balances of NT$6,386 million and NT$4,631 million, which represented 1.85% and 1.44% of the total consolidated assets as of March 31, 2016 and 2015, respectively, the related shares of investment income from the associates and joint ventures amounted to NT$19 million and NT$(9) million, which represented 62.27% and (0.20)% of the consolidated income from continuing operations before income tax for the three-month periods ended March 31, 2016 and 2015, respectively, and the related shares of other comprehensive income from the associates and joint ventures amounted to NT$358 million and NT$209 million, which represented (70.94)% and 5.49% of the consolidated total comprehensive income, for the three-month periods ended March 31, 2016 and 2015, respectively, are based solely on the reports of other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standards No. 34, “Interim Financial Reporting” which is endorsed by Financial Supervisory Commission of the Republic of China.

ERNST & YOUNG

Taiwan

Republic of China

April 27, 2016

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2016, December 31, 2015 and March 31, 2015 (March 31, 2016 and 2015 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	March 31, 2016	December 31, 2015	March 31, 2015
Current assets
Cash and cash equivalents	6(1)	$ 59,541,389	$ 53,290,433	$ 53,632,056
Financial assets at fair value through profit or loss, current	6(2), 12(7)	766,382	664,918	900,934
Notes receivable		7,473	58,588	67,953
Accounts receivable, net	6(3)	19,344,179	19,059,774	20,553,750
Accounts receivable-related parties, net	7	299,645	213,460	1,370
Other receivables		788,497	632,885	553,107
Current tax assets		26,249	24,335	36,445
Inventories, net	6(4)	15,835,597	17,641,385	15,641,351
Prepayments		3,500,764	2,164,296	1,519,517
Non-current assets held for sale	6(24)	-	-	5,813,415
Other current assets		1,808,655	1,066,447	2,313,713
Total current assets		101,918,830	94,816,521	101,033,611

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 12(7)	171,700	81,933	44,338
Available-for-sale financial assets, noncurrent	6(5), 12(7)	23,700,996	23,800,686	26,821,106
Financial assets measured at cost, noncurrent	6(6)	3,277,224	3,888,309	3,855,368
Investments accounted for under the equity method	6(7)	12,570,015	12,379,859	9,337,152
Property, plant and equipment	6(8), 8	186,080,631	186,433,395	165,956,301
Intangible assets	6(9),7	4,241,689	4,504,088	4,492,321
Deferred tax assets	6(22)	2,987,503	2,294,935	2,043,214
Prepayment for equipment		3,857,753	2,333,981	2,602,567
Refundable deposits	8	2,107,423	2,638,788	1,145,916
Other noncurrent assets-others		4,016,934	4,194,315	3,732,912
Total non-current assets		243,011,868	242,550,289	220,031,195

Total assets		$ 344,930,698	$ 337,366,810	$ 321,064,806

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2016, December 31, 2015 and March 31, 2015 (March 31, 2016 and 2015 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	March 31, 2016	December 31, 2015	March 31, 2015
Current liabilities
Short-term loans	6(10), 8	$ 7,398,308	$ 5,505,049	$ 7,216,847
Financial liabilities at fair value through profit or loss, current	6(11), 12(7)	-	999	-
Notes and accounts payable		6,318,663	5,954,249	6,382,973
Other payables		11,904,401	12,522,765	11,942,069
Payables on equipment		8,253,896	14,657,626	7,411,869
Current tax liabilities		2,446,220	1,996,006	2,737,970
Liabilities directly associated with non-current assets held for sale	6(24)	-	-	4,448,125
Current portion of long-term liabilities	6(13),8	4,342,865	6,601,721	3,637,118
Other current liabilities		966,493	1,007,103	665,974
Total current liabilities		41,630,846	48,245,518	44,442,945

Non-current liabilities
Bonds payable	6(12)	41,722,098	41,636,670	24,978,847
Long-term loans	6(13), 8	6,998,741	5,887,737	9,911,068
Deferred tax liabilities	6(22)	1,665,596	1,674,432	1,847,133
Net defined benefit liabilities, noncurrent		3,891,667	3,890,801	3,832,717
Guarantee deposits		500,735	509,708	478,099
Other noncurrent liabilities-others	9(4)	20,076,678	6,704,541	6,311,765
Total non-current liabilities		74,855,515	60,303,889	47,359,629

Total liabilities		116,486,361	108,549,407	91,802,574

Equity attributable to the parent company
Capital	6(15), 6(16)
Common stock		127,581,329	127,581,329	127,477,628
Capital collected in advance		-	-	32,096
Additional paid-in capital	6(12), 6(15), 6(16)
Premiums		37,253,121	37,253,121	37,219,718
Treasury stock transactions		1,509,386	1,509,386	1,255,514
The differences between the fair value of the consideration paid or received from acquiring or		707,386	705,819	348,342
disposing subsidiaries and the carrying amounts of the subsidiaries
Share of changes in net assets of associates and joint ventures accounted for using equity method		109,540	109,365	114,434
Employee stock options		-	-	99,958
Stock options		1,572,121	1,572,121	-
Other		542,941	501,757	567,530
Retained earnings	6(15)
Legal reserve		7,725,978	7,725,978	6,511,844
Unappropriated earnings		43,184,269	42,981,664	41,803,623
Other components of equity
Exchange differences on translation of foreign operations		795,936	1,978,583	(1,804,697)
Unrealized gains or losses on available-for-sale financial assets		9,313,317	8,696,821	14,107,277
Treasury stock	6(15)	(3,825,606)	(3,825,606)	(2,303,609)
Total equity attributable to the parent company		226,469,718	226,790,338	225,429,658

Non-controlling interests	6(15)	1,974,619	2,027,065	3,832,574
Total equity		228,444,337	228,817,403	229,262,232

Total liabilities and equity		$ 344,930,698	$ 337,366,810	$ 321,064,806

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month periods ended March 31, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended March 31,
	Notes	2016	2015
Operating revenues	6(17), 7, 14
Sales revenues		$ 33,293,837	$ 37,200,156
Less: Sales returns and discounts		(346,906)	(493,739)
Net sales		32,946,931	36,706,417
Other operating revenues		1,457,148	943,227
Net operating revenues		34,404,079	37,649,644
Operating costs	6(4), 6(14), 6(16), 6(18), 14
Costs of goods sold		(28,810,582)	(27,652,403)
Other operating costs		(559,504)	(842,132)
Operating costs		(29,370,086)	(28,494,535)
Gross profit		5,033,993	9,155,109
Operating expenses	6(14), 6(16), 6(18), 7, 14
Sales and marketing expenses		(1,009,482)	(1,044,487)
General and administrative expenses		(970,435)	(953,013)
Research and development expenses		(3,084,628)	(2,916,323)
Subtotal		(5,064,545)	(4,913,823)
Net other operating income and expenses	6(19)	14,104	(142,614)
Operating income (loss)		(16,448)	4,098,672
Non-operating income and expenses
Other income	6(20)	99,470	74,095
Other gains and losses	6(20), 14	396,799	331,539
Finance costs	6(8), 6(20)	(181,909)	(114,734)
Share of profit or loss of associates and joint ventures	6(7), 14	(100,425)	41,806
Exchange loss, net	12	(167,398)	(77,268)
Subtotal		46,537	255,438
Income from continuing operations before income tax		30,089	4,354,110
Income tax benefit (expense)	6(22), 14	49,091	(441,638)
Net income		79,180	3,912,472
Other comprehensive income (loss)	6(21)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(1,161,341)	(890,828)
Unrealized gain on available-for-sale financial assets		331,137	617,059
Share of other comprehensive income (loss) of associates and joint ventures	6(7)	294,300	178,692
Income tax related to items that may be reclassified subsequently to profit or loss	6(22)	(47,320)	(12,021)
Total other comprehensive income (loss), net of tax		(583,224)	(107,098)

Total comprehensive income (loss)		$ (504,044)	$ 3,805,374

Net income attributable to:
Stockholders of the parent		$ 209,632	$ 3,979,910
Non-controlling interests		(130,452)	(67,438)
		$ 79,180	$ 3,912,472

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ (356,519)	$ 3,909,778
Non-controlling interests		(147,525)	(104,404)
		$ (504,044)	$ 3,805,374

Earnings per share (NTD)	6(23)
Earnings per share-basic		$ 0.02	$ 0.32
Earnings per share-diluted		$ 0.02	$ 0.31

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three-month periods ended March 31, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings		Other Components of Equity
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2015	6(15)	$ 127,252,078	$ 50,970	$ 39,447,879	$ 6,511,844	$ 37,827,179	$ (899,979)	$ 13,272,691	$ (2,303,609)	$ 221,159,053	$ 3,849,798	$ 225,008,851
Net income for the three-month ended March 31, 2015	6(15)	-	-	-	-	3,979,910	-	-	-	3,979,910	(67,438)	3,912,472
Other comprehensive income (loss), net of tax for the three-month ended March 31, 2015	6(15), 6(21)	-	-	-	-	-	(904,718)	834,586	-	(70,132)	(36,966)	(107,098)
Total comprehensive income (loss)		-	-	-	-	3,979,910	(904,718)	834,586	-	3,909,778	(104,404)	3,805,374
Share-based payment transaction	6(15), 6(16)	225,550	(18,874)	8,386	-	-	-	-	-	215,062	-	215,062
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	23,196	-	-	-	-	-	23,196	-	23,196
Changes in subsidiaries' ownership	6(15)	-	-	(563)	-	(3,466)	-	-	-	(4,029)	87,180	83,151
Others		-	-	126,598	-	-	-	-	-	126,598	-	126,598
Balance as of March 31, 2015	6(15)	$ 127,477,628	$ 32,096	$ 39,605,496	$ 6,511,844	$ 41,803,623	$ (1,804,697)	$ 14,107,277	$ (2,303,609)	$ 225,429,658	$ 3,832,574	$ 229,262,232

Balance as of January 1, 2016	6(15)	$ 127,581,329	$ -	$ 41,651,569	$ 7,725,978	$ 42,981,664	$ 1,978,583	$ 8,696,821	$ (3,825,606)	$ 226,790,338	$ 2,027,065	$ 228,817,403
Net income for the three-month ended March 31, 2016	6(15)	-	-	-	-	209,632	-	-	-	209,632	(130,452)	79,180
Other comprehensive income (loss), net of tax for the three-month ended March 31, 2016	6(15), 6(21)	-	-	-	-	-	(1,182,647)	616,496	-	(566,151)	(17,073)	(583,224)
Total comprehensive income (loss)		-	-	-	-	209,632	(1,182,647)	616,496	-	(356,519)	(147,525)	(504,044)

Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	176	-	-	-	-	-	176	-	176
Changes in subsidiaries' ownership	6(15)	-	-	1,567	-	(7,027)	-	-	-	(5,460)	100,107	94,647
Decrease in non-controlling interests	6(15)	-	-	-	-	-	-	-	-	-	(5,028)	(5,028)
Others		-	-	41,183	-	-	-	-	-	41,183	-	41,183
Balance as of March 31, 2016	6(15)	$ 127,581,329	$ -	$ 41,694,495	$ 7,725,978	$ 43,184,269	$ 795,936	$ 9,313,317	$ (3,825,606)	$ 226,469,718	$ 1,974,619	$ 228,444,337

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2016	2015
Cash flows from operating activities:
Net income before tax	$ 30,089	$ 4,354,110
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	12,095,554	10,310,797
Amortization	569,849	437,399
Bad debt reversal	(105)	(9,429)
Net gain of financial assets and liabilities at fair value through profit or loss	(152,695)	(129,825)
Interest expense	156,352	101,040
Interest revenue	(99,470)	(74,095)
Share-based payment	-	120
Share of loss (profit) of associates and joint ventures	100,425	(41,806)
Gain on disposal of property, plant and equipment	(20,143)	(52,113)
Gain on disposal of non-current assets held for sale	-	(41,203)
Gain on disposal of investments	(222,621)	(189,697)
Impairment loss on financial assets	90,164	63,090
Impairment loss on non-financial assets	-	225,530
Exchange gain on financial assets and liabilities	(107,604)	(12,705)
Amortization of deferred income	(8,825)	(9,866)
Income and expense adjustments	12,400,881	10,577,237
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(18,869)	(148,100)
Notes receivable and accounts receivable	(409,382)	2,039,066
Other receivables	(185,107)	80,238
Inventories	1,739,624	(417,462)
Prepayments	(1,375,286)	479,637
Other current assets	(703,013)	800,844
Notes and accounts payable	395,732	(32,722)
Other payables	(110,847)	(177,072)
Other current liabilities	2,854	(316,993)
Net defined benefit liabilities	866	7,226
Other noncurrent liabilities-others	24,593	586
Cash generated from operations	11,792,135	17,246,595
Interest received	108,467	93,767
Dividend received	-	113,069
Interest paid	(207,927)	(217,609)
Income tax paid	(243,200)	(366,011)
Net cash provided by operating activities	11,449,475	16,869,811

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2016	2015
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (192,650)	$ -
Proceeds from disposal of financial assets at fair value through profit or loss	167,580	-
Acquisition of available-for-sale financial assets	(45,468)	(1,897,155)
Proceeds from disposal of available-for-sale financial assets	642,088	208,591
Acquisition of financial assets measured at cost	-	(74,894)
Proceeds from disposal of financial assets measured at cost	518,588	-
Increase in prepayment for investments	(38,716)	(90,824)
Proceeds from capital reduction and liquidation of investments	5,637	9,782
Acquisition of subsidiaries (net of cash acquired)	-	414,958
Acquisition of property, plant and equipment	(20,487,126)	(14,892,734)
Proceeds from disposal of property, plant and equipment	20,482	44,214
Proceeds from disposal of non-current assets held for sale	-	641,866
Increase in refundable deposits	(284,795)	(79,739)
Decrease in refundable deposits	743,430	79,110
Acquisition of intangible assets	(452,361)	(344,092)
Increase in other noncurrent assets-others	(34,530)	(519,349)
Decrease in other noncurrent assets-others	134,657	2,304
Net cash used in investing activities	(19,303,184)	(16,497,962)
Cash flows from financing activities:
Increase in short-term loans	2,072,462	5,334,629
Decrease in short-term loans	(14,832)	(4,468,155)
Proceeds from long-term loans	2,000,000	3,404,410
Repayments of long-term loans	(3,148,277)	(2,554,183)
Increase in guarantee deposits	2,262	32,868
Decrease in guarantee deposits	(2,464)	(2,002)
Increase in other financial liabilities	13,634,108	6,107,635
Exercise of employee stock options	-	214,943
Acquisition of subsidiaries	(5,028)	-
Change in non-controlling interests	60	84,530
Net cash provided by financing activities	14,538,291	8,154,675
Effect of exchange rate changes on cash and cash equivalents	(433,626)	(775,643)
Net increase in cash and cash equivalents	6,250,956	7,750,881
Cash and cash equivalents at beginning of period	53,290,433	46,212,423
Cash and cash equivalents at end of period	$ 59,541,389	$ 53,963,304

Reconciliation of the balances of cash and cash equivalents at end of period:
Cash and cash equivalents balances on the consolidated balance sheets	$ 59,541,389	$ 53,632,056
Cash and cash equivalents included in non-current assets held for sale	-	331,248
Cash and cash equivalents at end of period	$ 59,541,389	$ 53,963,304

Investing activities partially paid by cash:
Cash paid for acquiring property, plant and equipment
Increase in property, plant and equipment	$ 14,088,971	$ 11,821,574
Add: Payable at beginning of period	14,765,601	10,742,203
Less: Payable at end of period	(8,367,446)	(7,671,043)
Cash paid	$ 20,487,126	$ 14,892,734

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three-Month Periods Ended March 31, 2016 and 2015

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on April 27, 2016.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

Standards issued by International Accounting Standards Board (IASB) but not yet endorsed by Financial Supervisory Commission (FSC) (the effective dates are to be determined by FSC):

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 36	Impairment of Assets	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to International Financial Reporting Standards (2010-2012 cycle)
IFRS 2	Share-based Payment	July 1, 2014
IFRS 3	Business Combinations	July 1, 2014
IFRS 8	Operating Segments	July 1, 2014
IFRS 13	Fair Value Measurement	-
IAS 16	Property, Plant and Equipment	July 1, 2014
IAS 24	Related Party Disclosures	July 1, 2014
IAS 38	Intangible Assets	July 1, 2014

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
Improvements to International Financial Reporting Standards (2011-2013 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	-
IFRS 3	Business Combinations	July 1, 2014
IFRS 13	Fair Value Measurement	July 1, 2014
IAS 40	Investment Property	July 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
IFRS 9	Financial Instruments	January 1, 2018
IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	-
Improvements to International Financial Reporting Standards (2012 - 2014 cycle)
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations	January 1, 2016
IFRS 7	Financial Instruments: Disclosures	January 1, 2016
IAS 19	Employee Benefits	January 1, 2016
IAS 34	Interim Financial Reporting	January 1, 2016
IAS 1	Disclosure Initiative	January 1, 2016
IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
IFRS 16	Leases	January 1, 2019
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IAS 7	Disclosure Initiative	January 1, 2017
IFRS 15	Revenue from Contracts with Customers	January 1, 2018

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(1)   IAS 36 “Impairment of Assets” (Amendment)

This amendment relates to the amendment issued in May 2011 and requires entities to disclose the recoverable amount of an asset (including goodwill) or a cash-generating unit (CGU) when an impairment loss has been recognized or reversed during the period.  The amendment also requires detailed disclosure of how the fair value less costs of disposal has been determined when an impairment loss has been recognized or reversed, including valuation techniques used, level of fair value hierarchy of assets and key assumptions used in the measurements.  The amendment is effective for annual periods beginning on or after January 1, 2014.

(2)   IFRIC 21 “Levies”

This interpretation provides guidance on when to recognize a liability for a levy imposed by a government (both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain).  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(3)   IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment) - Novation of Derivatives and Continuation of Hedge Accounting

Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met.  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(4)   IFRS 8 “Operating Segments”

The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments.  The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly to the Chief Operating Decision Maker (CODM).  The amendment is effective for annual periods beginning on or after July 1, 2014.

(5)   IFRS 13 “Fair Value Measurement”

The amendment to the Basis for Conclusions of IFRS 13 “Fair Value Measurement” (IFRS 13) clarifies that when deleting paragraph B5.4.12 of IFRS 9 “Financial Instruments” (IFRS 9) and paragraph AG79 of IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) as consequential amendments from IFRS 13, the IASB did not intend to change the measurement requirements for short-term receivables and payables.

(6)   IAS 24 “Related Party Disclosures”

The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.  The amendment is effective for annual periods beginning on or after July 1, 2014.

(7)   IFRS 13 “Fair Value Measurement”

The amendment clarifies that paragraph 52 of IFRS 13 includes a scope exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis.  The objective of this amendment is to clarify that this portfolio exception applies to all contracts within the scope of IAS 39 or IFRS 9, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32 “Financial Instruments: Presentation” (IAS 32).  The amendment is effective for annual periods beginning on or after July 1, 2014.

(8)   IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations” (Amendment)

The amendments require that the relevant principles on business combinations accounting in IFRS 3 “Business Combinations” (IFRS 3) and other standards should be applied in accounting for the acquisition of an interest in a joint operation in which the activity constitutes a business.  The amendments are applicable to both the acquisition of the initial interest in a joint operation with an existing business and the acquisition of an additional interest in the same joint operation.  However, a previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation results in retaining joint control.  Transactions between an investor and a joint operation under common control are also excluded.  The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted.  The impact that adoption of the new amendment will have on our financial position and results of operation will be dependent upon the specific terms of any applicable future acquisition of joint arrangements.

(9)   IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation” (Amendment)

The amendment to IAS 16 “Property, Plant and Equipment” clarifies that depreciation of an item of property, plant and equipment based on revenue generated by using the asset is not appropriate.  The amendment to IAS 38 “Intangible Assets establishes” a rebuttable presumption that amortization of an intangible asset based on revenue generated by using the asset is inappropriate.  The presumption may only be rebutted in certain limited circumstances where the intangible asset is expressed as a measure of revenue; or where it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.  The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted.

(10) IFRS 15 “Revenue from Contracts with Customers”

The core principle of IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.  Extensive disclosures will be required, including disaggregation of total revenue; information related to performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates.  The standard will apply to annual periods beginning on or after January 1, 2018 with early adoption permitted.

(11) IFRS 9 “Financial Instruments”

The IASB has issued the final version of IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting.  The standard will replace IAS 39 and all previous versions of IFRS 9 which introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013).  The final completed version of IFRS 9 requires the followings: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore there is requirement that “own credit risk” adjustments are not recognized in profit or loss.  (2) Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition.  (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.  The new standard is effective for annual periods beginning on or after January 1, 2018.

(12) IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28), in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures.  IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been postponed indefinitely, but early adoption is allowed.

(13) IAS 1 “Presentation of Financial Statements” - “Disclosure Initiative” (Amendment)

The amendments (1) clarify that an entity must not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions.  The amendments reemphasize that, when a standard requires a specific disclosure, the information must be assessed to determine whether it is material and, consequently, whether presentation or disclosure of that information is warranted, (2) clarify that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated, and how an entity shall present additional subtotals, (3) clarify that entities have flexibility as to the order in which they present the notes to financial statements, but also emphasize that understandability and comparability should be considered by an entity when deciding on that order, (4) removing the examples of the income taxes accounting policy and the foreign currency accounting policy, as these were considered unhelpful in illustrating what significant accounting policies could be, and (5) clarify that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, classified between those items that will or will not be subsequently reclassified to profit or loss.  The amendment is effective for annual periods beginning on or after January 1, 2016.

(14) IFRS 16 “Leases”

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions).  Lessor accounting still uses the dual classification approach: operating lease and finance lease.  The Standard is effective for annual periods beginning on or after January 1, 2019.

(15) IAS 12 “Income Taxes” — Recognition of Deferred Tax Assets for Unrealized Losses

The amendment clarifies how to account for deferred tax assets for unrealized losses.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(16) “Disclosure Initiative” — Amendment to IAS 7 “Statement of Cash Flows”

The amendment relates to changes in liabilities arising from financing activities and to require a reconciliation of the carrying amount of liabilities at the beginning and end of the period.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(17) IFRS 15 “Revenue from Contracts with Customers” (Amendment)

The amendment clarifies how to identify a performance obligation in a contract, determine whether an entity is a principal or an agent, and determine whether the revenue from granting a license should be recognized at a point in time or over time.  The amendment is effective for annual periods beginning on or after January 1, 2018.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (1) ~ (17) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are endorsed by FSC (2013 edition of TIFRSs (TIFRSs)), and IAS 34 “Interim Financial Reporting”.

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2015.  For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2015.

b.  The consolidated entities are as follows:

As of March 31, 2016, December 31, 2015 and March 31, 2015

			Percentage of ownership(%) as of
Investor	Subsidiary	Business nature	March 31, 2016	December 31, 2015	March 31, 2015
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00

			Percentage of ownership(%) as of
Investor	Subsidiary	Business nature	March 31, 2016	December 31, 2015	March 31, 2015
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	91.08	91.06	86.88
UMC	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	77.74	77.74	82.52
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	43.10	43.10	44.16
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00	100.00	100.00
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	6.89	6.89	5.99
FORTUNE	WAVETEK	Sales and manufacturing of integrated circuits	0.45	0.45	-
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Sales and manufacturing of solar power cell	-	-	26.04
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	13.01	13.01	2.25
UNITRUTH	WAVETEK	Sales and manufacturing of integrated circuits	0.28	0.28	-
UNITRUTH	TOPCELL	Sales and manufacturing of solar power cell	-	-	1.03
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00

			Percentage of ownership(%) as of
Investor	Subsidiary	Business nature	March 31, 2016	December 31, 2015	March 31, 2015
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	4.54	4.54	5.87
TLC	TOPCELL	Sales and manufacturing of solar power cell	-	-	2.37
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	82.76	82.76	78.72
NBI	TOPCELL	Sales and manufacturing of solar power cell	-	-	62.38
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	-	-	100.00
TERA ENERGY	SMART ENERGY ENTERPRISES LIMITED	Investment holding	-	-	100.00
EVERRICH- HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00

			Percentage of ownership(%) as of
Investor	Subsidiary	Business nature	March 31, 2016	December 31, 2015	March 31, 2015
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC) (Note A)	Sales and manufacturing of integrated circuits	31.90	33.33	33.33

Note A:  Pursuant to the agreement entered into with Xiamen Municipal People's Government and FUJIAN ELECTRONICS & INFORMATION GROUP as described in Note 9(4), the Company acquired control of its Board of Directors since January 2015.  The Company included USC in consolidation beginning from January 2015.  As of March 31, 2016, the Company aggregately injected RMB 1.8 billion in USC.

(4)   The same accounting policies have been applied in the Company's consolidated financial statements for the three-month period ended March 31, 2016 as those applied in the Company's consolidated financial statements for the year ended December 31, 2015.  For the summary of other significant accounting policies, please refer to Note 4 of the Company's consolidated financial statements for year ended December 31, 2015.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company's consolidated financial statements for the three-month period ended March 31, 2016 as those applied in the Company's consolidated financial statements for the year ended December 31, 2015.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company's consolidated financial statements for the year ended December 31, 2015.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   Cash and Cash Equivalents

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Cash on hand	$3,958	$3,943	$3,685
Checking and savings accounts	25,240,586	14,464,203	22,215,359
Time deposits	25,292,817	33,962,629	28,426,364
Repurchase agreements collateralized by government and corporate bonds	9,004,028	4,859,658	2,986,648
Total	$59,541,389	$53,290,433	$53,632,056

Please refer to the consolidated statements of cash flows for the reconciliation of the balances of cash and cash equivalents on the consolidated statements of cash flows and the consolidated balance sheets.

(2)   Financial Assets at Fair Value through Profit or Loss

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Designated financial assets at fair value through profit or loss
Convertible bonds	$286,205	$295,708	$147,922

Financial assets held for trading
Listed stocks	365,424	258,055	363,306
Corporate bonds	191,407	192,080	386,752
Forward exchange contracts	95,046	1,008	47,292
Subtotal	651,877	451,143	797,350
Total	$938,082	$746,851	$945,272

Current	$766,382	$664,918	$900,934
Noncurrent	171,700	81,933	44,338
Total	$938,082	$746,851	$945,272

(3)   Accounts Receivable, Net

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Accounts receivable	$20,410,716	$20,253,481	$21,583,112
Less: allowance for sales returns and discounts	(974,959)	(1,103,139)	(766,810)
Less: allowance for doubtful accounts	(91,578)	(90,568)	(262,552)
Net	$ 19,344,179	$19,059,774	$20,553,750

Aging analysis of account receivables, net:

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Neither past due nor impaired	$16,838,150	$15,643,254	$18,163,099
Past due but not impaired:
≤ 30 days	1,871,681	2,497,133	1,970,476
31 to 60 days	138,502	652,241	199,163
61 to 90 days	316,349	213,367	35,209
91 to 120 days	12,247	38,597	19,510
> 120 days	167,250	15,182	166,293
Subtotal	2,506,029	3,416,520	2,390,651
Total	$19,344,179	$19,059,774	$20,553,750

Movement on allowance for individually evaluated doubtful accounts:

	For the three-month periods ended March 31,
	2016	2015
Beginning balance	$90,568	$272,324
Net charge for the period	1,010	(9,772)
Ending balance	$91,578	$262,552

The terms for third party domestic sales were month-end 30~60 days, while the collection periods for third party overseas sales were net 30~60 days.

The impairment losses assessed individually as of March 31, 2016 and 2015 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivables.

(4)   Inventories, Net

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Raw materials	$2,325,133	$2,522,906	$2,051,909
Supplies and spare parts	1,998,084	2,044,550	1,769,816
Work in process	10,521,878	11,025,222	10,731,723
Finished goods	990,502	2,048,707	1,087,903
Total	$15,835,597	$17,641,385	$15,641,351

a.       For the three-month periods ended March 31, 2016 and 2015, the Company recognized NT$28,811 million and NT$27,652 million, respectively, in operating cost, of which NT$993 million and NT$121 million, respectively, were loss as a result of the net realized value of inventory being lower than its cost, NT$1,246 million and NT$43 million, respectively, were loss from scrapped inventory and NT$761 million and NT$0, respectively, were gain from insurance claims.

b.      On February 6, 2016, an earthquake with a magnitude of 6.4 Richter struck southern Taiwan and caused financial related losses to UMC.  UMC has insured for losses endured due to the earthquake.  As of March 31, 2016, UMC recognized losses including loss from scrapped inventory of NT$1,139 million and production line recovery expenses of NT$414 million.  Furthermore, UMC received gain from insurance claims of NT$761 million.  UMC is still in the process of negotiating for insurance claims with the insurance companies.

c.       None of the aforementioned inventories were pledged.

(5)   Available-For-Sale Financial Assets, Non-Current

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Common stocks	$21,462,126	$21,586,850	$25,725,870
Preferred stocks	1,177,422	1,166,256	816,808
Depositary receipts	216,995	196,560	200,237
Funds	844,453	851,020	78,191
Total	$23,700,996	$23,800,686	$26,821,106

(6)   Financial Assets Measured at Cost, Non-Current

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Common stocks	$594,004	$598,295	$599,618
Preferred stocks	2,560,974	3,160,427	3,121,643
Funds	122,246	129,587	134,107
Total	$3,277,224	$3,888,309	$3,855,368

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)   Investments Accounted For Under the Equity Method

a.   Details of investments accounted for under the equity method are as follows:

	As of
	March 31, 2016		December 31, 2015		March 31, 2015
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed company
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,779,465	13.94	$1,794,581	13.94	$-	-

Unlisted companies
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	665,628	50.00	680,374	50.00	710,574	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	31,705	50.00	32,737	50.00	30,036	50.00
LIST EARN ENTERPRISE INC.	10,476	49.00	10,486	49.00	10,441	49.00
MTIC HOLDINGS PTE. LTD.	83,809	45.44	81,342	45.44	99,277	45.44
YUNG LI INVESTMENTS, INC.	306,286	45.16	321,761	45.16	233,281	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,881,277	45.00	1,967,164	45.00	2,016,474	45.00
WINAICO IMMOBILIEN GMBH (Note B)	228,174	44.78	233,713	44.78	211,873	44.78
UNITECH CAPITAL INC.	558,502	42.00	532,186	42.00	696,358	42.00
HSUN CHIEH INVESTMENT CO., LTD.	3,445,151	36.49	3,177,578	36.49	3,935,110	36.49
YANN YUAN INVESTMENT CO., LTD.	2,382,332	31.94	2,299,914	31.94	-	-
CTC CAPITAL PARTNERS I, L.P.	207,848	31.40	221,607	31.40	197,984	31.40
VSENSE CO., LTD.	99,405	28.63	101,281	28.63	-	-
UNITED LED CORPORATION HONG KONG LIMITED	448,488	25.14	478,112	25.14	526,521	25.14
ACHIEVE MADE INTERNATIONAL LTD.	110,471	23.32	116,321	23.32	119,411	23.32
CLIENTRON CORP.	238,031	20.28	235,620	20.28	-	-
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	92,967	10.38	95,082	10.38	101,154	10.38
MOS ART PACK CORP. (MAP) (Note D)	-	-	-	-	238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note E)	-	-	-	-	9,586	55.25
TRANSLINK CAPITAL PARTNERS III, L.P. (Note C)	-	-	-	-	200,699	27.29
Total	$12,570,015		$12,379,859		$9,337,152

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its board of directors.  As a result, the investment was revalued to fair value and reclassified out of the available-for-sale category as an investment in associate accounted for under the equity method.  Fair value remeasurement that was previously recognized in other comprehensive income was reclassified to profit or loss in the current period.

Note B: SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

Note D: On March 10, 2011, MAP filed for liquidation through a decision at its stockholders’ meeting.  The liquidation was completed on December 3, 2015.

Note E:  On June 19, 2012, UNITED LIGHTING filed for liquidation through a decision at its stockholders’ meeting.  The liquidation was completed on November 23, 2015.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,779 million, NT$1,795 million and nil, as of March 31, 2016, December 31, 2015 and March 31, 2015, respectively.  The fair value of these investments were NT$1,436 million, NT$1,534 million and nil, as of March 31, 2016, December 31, 2015 and March 31, 2015, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$19 million and NT$(9) million for the three-month periods ended March 31, 2016 and 2015, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$358 million and NT$209 million for the three-month periods ended March 31, 2016 and 2015, respectively.  The balances of investments accounted for under the equity method were NT$6,386 million, NT$4,142 million and NT$4,631 million as of March 31, 2016, December 31, 2015 and March 31, 2015, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.   Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month periods ended March 31, 2016 and 2015 were NT$(34) million and NT$(61) million, respectively, which were not included in the following table.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended March 31,
	2016	2015
Net income (loss)	$(74,036)	$66,614
Other comprehensive income (loss)	331,338	239,597
Total comprehensive income (loss)	$257,302	$306,211

(ii)     The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method was as follows:

	For the three-month periods ended March 31,
	2016	2015
Net income (loss)	$(26,389)	$(24,808)
Other comprehensive income (loss)	-	-
Total comprehensive income (loss)	$(26,389)	$(24,808)

c.   One of UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of March 31, 2016, December 31, 2015 and March 31, 2015.  Another associate, MEGA MISSION LIMITED PARTNERSHIP, held nil shares, 10 million shares and 20 million shares of UMC’s stock as of March 31, 2016, December 31, 2015 and March 31, 2015.  The other associate, YANN YUAN INVESTMENT CO., LTD., held 2 million shares, nil shares and nil shares of UMC’s stock as of March 31, 2016, December 31, 2015 and March 31, 2015 , respectively.

(8)   Property, Plant and Equipment

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Land	$1,314,402	$1,314,402	$1,314,402
Buildings	16,957,854	17,271,051	12,637,063
Machinery and equipment	131,496,191	124,628,140	123,464,188
Transportation equipment	16,990	17,627	14,562
Furniture and fixtures	1,305,852	1,288,250	907,669
Leasehold improvement	9,174	9,814	11,349
Construction in progress and equipment awaiting inspection	34,980,168	41,904,111	27,607,068
Net	$186,080,631	$186,433,395	$165,956,301

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282
Additions	-	-	-	-	-	-	12,278,122	12,278,122
Disposals	-	-	(993,951)	(4,390)	(13,606)	-	-	(1,011,947)
Transfers and reclassifications	-	131,702	18,918,553	781	130,471	-	(18,961,212)	220,295
Exchange effect	-	(98,270)	(2,749,896)	(235)	(9,550)	(823)	(240,853)	(3,099,627)
As of March 31, 2016	$1,314,402	$31,430,305	$727,725,774	$70,407	$6,171,461	$69,608	$34,980,168	$801,762,125

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2015	$1,314,402	$25,837,548	$662,490,428	$67,683	$5,359,909	$68,280	$32,380,979	$727,519,229
Additions	-	-	-	-	-	-	9,437,301	9,437,301
Disposals	-	-	(470,335)	(815)	(31,616)	-	-	(502,766)
Transfers and reclassifications	-	9,279	14,861,051	1,314	69,981	-	(14,168,498)	773,127
Exchange effect	-	(52,496)	(1,440,198)	(149)	(4,438)	(527)	(42,714)	(1,540,522)
As of March 31, 2015	$1,314,402	$25,794,331	$675,440,946	$68,033	$5,393,836	$67,753	$27,607,068	$735,686,369

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$-	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$-	$606,941,887
Depreciation	-	376,653	11,606,140	1,363	110,765	633	-	12,095,554
Disposals	-	-	(993,315)	(4,390)	(13,571)	-	-	(1,011,276)
Transfers and reclassifications	-	994	(994)	-	-	-	-	-
Exchange effect	-	(31,018)	(2,305,176)	(180)	(7,481)	(816)	-	(2,344,671)
As of March 31, 2016	$-	$14,472,451	$596,229,583	$53,417	$4,865,609	$60,434	$-	$615,681,494

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2015	$-	$12,881,733	$543,420,741	$53,053	$4,417,389	$56,070	$-	$560,828,986
Depreciation	-	289,641	9,935,610	1,137	83,614	795	-	10,310,797
Impairment loss	-	-	225,530	-	-	-	-	225,530
Disposals	-	-	(470,335)	(622)	(31,616)	-	-	(502,573)
Transfers and reclassifications	-	(305)	(228)	-	20,533	-	-	20,000
Exchange effect	-	(13,801)	(1,134,560)	(97)	(3,753)	(461)	-	(1,152,672)
As of March 31, 2015	$-	$13,157,268	$551,976,758	$53,471	$4,486,167	$56,404	$-	$569,730,068

During the three-month period ended March 31, 2015, UMC determined the machinery and equipment would not be utilized any longer due to physical damage.  Therefore, UMC recorded an impairment loss of NT$226 million, the carrying amount of this asset.

a.    The amounts of total interest expense before capitalization of borrowing costs were NT$253 million and NT$177 million for the three-month periods ended March 31, 2016 and 2015, respectively.  Details of capitalized borrowing costs are as follows:

	For the three-month periods ended March 31,
	2016	2015
Buildings	$668	$16,431
Machinery and equipment	95,799	56,290
Others	52	2,614
Total interest capitalized	$96,519	$75,335

Interest rates applied	1.56%~2.01%	1.35%~2.10%

b.    Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)   Intangible Assets

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Goodwill	$15,188	$15,188	$7,791
Software	340,503	377,643	245,330
Patents and technology license fees	2,737,756	2,871,308	2,902,160
Others	1,148,242	1,239,949	1,337,040
Net	$4,241,689	$4,504,088	$4,492,321

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391
Additions	-	-	-	239,801	239,801
Disposals	-	(4,877)	-	(565,903)	(570,780)
Reclassifications	-	15,930	-	-	15,930
Exchange effect	-	(2,341)	(24,092)	2	(26,431)
As of March 31, 2016	$15,188	$661,610	$4,522,656	$3,095,457	$8,294,911

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2015	$7,791	$490,744	$4,229,744	$2,904,499	$7,632,778
Additions	-	-	53	268,502	268,555
Disposals	-	(91,590)	-	(124,408)	(215,998)
Reclassifications	-	65,251	(53)	-	65,198
Exchange effect	-	(720)	(12,380)	(14)	(13,114)
As of March 31, 2015	$7,791	$463,685	$4,217,364	$3,048,579	$7,737,419

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$-	$275,255	$1,675,440	$2,181,608	$4,132,303
Amortization	-	52,140	119,167	331,508	502,815
Disposals	-	(4,877)	-	(565,903)	(570,780)
Exchange effect	-	(1,411)	(9,707)	2	(11,116)
As of March 31, 2016	$-	$321,107	$1,784,900	$1,947,215	$4,053,222

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2015	$-	$274,746	$1,207,956	$1,617,138	$3,099,840
Amortization	-	35,620	110,717	218,817	365,154
Disposals	-	(91,590)	-	(124,408)	(215,998)
Exchange effect	-	(421)	(3,469)	(8)	(3,898)
As of March 31, 2015	$-	$218,355	$1,315,204	$1,711,539	$3,245,098

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended March 31,
	2016	2015
Operating cost	$155,769	$131,395
Operating expense	$347,046	$233,759

Significant technology licenses obtained by the Company amounted to NT$2,371 million, NT$2,483 million and NT$2,752 million as of March 31, 2016, December 31, 2015 and March 31, 2015, respectively, which were included in the carrying amounts of patents and technology license fees.  The remaining amortization periods were 6~7 years, 6~7 years and 7~8 years, respectively.

(10) Short-Term Loans

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Unsecured bank loans	$7,398,308	$5,505,049	$7,205,847
Secured bank loans	-	-	11,000
Total	$7,398,308	$5,505,049	$7,216,847

	For the three-month periods ended March 31,
	2016	2015
Interest rates applied	0.72%~4.60%	0.61%~2.50%

a.   The Company’s unused short-term lines of credits amounted to NT$31,707 million, NT$35,863 million and NT$19,198 million as of March 31, 2016, December 31, 2015 and March 31, 2015, respectively.

b.   Please refer to Note 8 for property, plant and equipment pledged as collateral for short- term loans.

(11) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Forward exchange contracts	$-	$999	$-

(12) Bonds Payable

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Unsecured domestic bonds payable	$25,000,000	$25,000,000	$25,000,000
Unsecured convertible bonds payable	18,196,332	18,196,332	-
Less: Discounts on bonds payable	(1,474,234)	(1,559,662)	(21,153)
Total	$41,722,098	$41,636,670	$24,978,847

A.   On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$500 million

b.   Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Early Redemption of the Bonds:

UMC redeemed bonds with principal amount of US$324 million as requested by investors on May 27, 2014.  The associated convertible rights were deemed cancelled and the consideration paid for the early redemption was fully allocated to the liability components.  UMC adjusted the carrying amount of the liability components to reflect actual consideration paid and recognized a loss amount to NT$194 million as non-operating income and expenses.  UMC reclassified cancelled convertible rights of NT$441 million from additional paid-in capital – stock options to additional paid-in capital – others.

As bondholders’ redemption and UMC’s repurchases of bonds from open market in prior year amounted to US$466 million, which represented over 90% principal being redeemed; therefore, UMC redeemed the remaining bonds in whole at the Early Redemption Price on June 27, 2014.  The principal amount of the redeemed bonds was US$34 million.  UMC recognized a gain of NT$15 million from the redemption as non-operating income and expense.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

B.   In early June, 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June 2019 upon maturity.

C.   In mid-March, 2013, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

D.   In mid-June, 2014, UMC issued seven-year and ten-year domestic unsecured corporate bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million.  Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021 upon maturity.  The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million.  Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

E.    On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$600 million

b.   Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: Ordinary shares of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$16.7408 per share on March 31, 2016.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13) Long-Term Loans

a.    Details of long-term loans as of March 31, 2016, December 31, 2015 and March 31, 2015 are as follows:

	As of
Lenders	March 31, 2016	December 31, 2015	March 31, 2015	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$43,832	$51,137	$73,053	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	11,000	12,000	15,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	43,824	52,588	78,883	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	35,694	40,156	-	Effective January 10, 2013 to January 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	56,176	61,794	78,647	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	18,268	19,410	19,410	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	22,750	22,750	-	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	7,300	7,300	-	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	110,000	110,000	-	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	2,510	2,510	-	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.

	As of
Lenders	March 31, 2016	December 31, 2015	March 31, 2015	Redemption
Secured Long-Term Loan from Taiwan Cooperative Bank (9)	$5,900	$5,900	$-	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	2,250,000	2,625,000	3,000,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	1,385,000	1,385,000	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	1,304,480	1,423,077	1,000,000	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	-	-	923,077	Repayable quarterly from December 28, 2012 to December 28, 2015 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	388,889	444,445	500,000	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	1,662,500	1,900,000	1,000,000	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note A)	2,000,000	-	-	Settlement due on January 25, 2021 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note B)	-	2,000,000	2,000,000	Settlement due on August 30, 2016 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note C)	1,000,000	1,333,333	2,333,333	Repayable quarterly from December 29, 2014 to December 29, 2016 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note D)	1,000,000	1,000,000	1,000,000	Settlement due on December 29, 2019 with monthly interest payments.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	-	-	150,000	Repayable semi-annually from October 25, 2010 to April 25, 2015 with monthly interest payments.
Subtotal	11,348,123	12,496,400	13,556,403
Less: Administrative expenses from syndicated loans	(6,517)	(6,942)	(8,217)
Less: Current portion	(4,342,865)	(6,601,721)	(3,637,118)
Total	$6,998,741	$5,887,737	$9,911,068

	For the three-month periods ended March 31,
	2016	2015
Interest Rates	1.06%~2.88%	1.26%~2.95%

Note A: UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, January 25, 2021.  As of March 31, 2016, the unused line of credit was NT$0.5 billion.

Note B: UMC entered into a 5-year loan agreement with CTBC Bank, effective from August 30, 2011.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, August 30, 2016, which early expired on January 25, 2016.  As of December 31, 2015 and March 31, 2015, the unused line of credit were both NT$0.5 billion.

Note C: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion.  This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments.  The expiration date of the agreement is December 29, 2016.  As of March 31, 2016, December 31, 2015 and March 31, 2015, all lines of credit were used.

Note D: UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014.  The agreement offered UMC a revolving line of credit of NT$2 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 29, 2019.  As of March 31, 2016, December 31, 2015 and March 31, 2015, the unused line of credit all were NT$1 billion.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) Post-Employment Benefits

a.  Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) which became effective on July 1, 2005 is a defined contribution plan.  Employees can elect to continue to apply the relevant pension rules under the Labor Standards Law of the R.O.C., or to apply the pension rules under the Act and maintain the seniority achieved under the Labor Standards Law.  Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages.  The Company and its domestic subsidiaries have been making monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005.  Based on the Act, a total of NT$156 million and NT$155 million were contributed by the Company for the three-month periods ended March 31, 2016 and 2015, respectively.  Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the three-month periods ended March 31, 2016 and 2015, the Company made total contributions of NT$149 million and NT$135 million, respectively.

b.  Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee.  For the three-month periods ended March 31, 2016 and 2015, total pension expenses of NT$23 million and NT$28 million, respectively, were recognized by the Company.

(15)Equity

a.  Capital stock:

i.     UMC had 26,000 million common shares authorized to be issued as of March 31, 2016, December 31, 2015 and March 31, 2015, of which 12,758 million shares, 12,758 million shares and 12,748 million shares were issued as of March 31, 2016, December 31, 2015 and March 31, 2015, respectively, each at a par value of NT$10.

ii.    UMC had 139 million, 136 million and 147 million ADSs, which were traded on the NYSE as of March 31, 2016, December 31, 2015 and March 31, 2015, respectively.  The total number of common shares of UMC represented by all issued ADSs were 693 million shares, 678 million shares and 734 million shares as of March 31, 2016, December 31, 2015 and March 31, 2015, respectively.  One ADS represents five common shares.

iii.   Among the employee stock options issued by UMC on June 19, 2009, 21 million options had been exercised during the three-month period ended March 31, 2015.  The issuance process was completed through the authority.

iv.   UMC sold 61 million shares of treasury stock to employees for the year ended December 31, 2015, which were repurchased during the period from March 15 to May 6, 2013, for the purpose of transferring to employees.

b.  Treasury stock:

i.     UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during the three-month periods ended March 31, 2016 and 2015 are as follows:

For the three-month period ended March 31, 2016

(In thousands of shares)

Purpose	As of January 1, 2016	Increase	Decrease	As of March 31, 2016
For transfer to employees	333,814	-	-	333,814

For the three-month period ended March 31, 2015

(In thousands of shares)

Purpose	As of January 1, 2015	Increase	Decrease	As of March 31, 2015
For transfer to employees	194,510	-	-	194,510

ii.    According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of March 31, 2016, December 31, 205 and March 31, 2015, were 1,276 million shares, 1,276 million shares and 1,275 million shares, with the maximum payments of NT$83,984 million, NT$90,687 million and NT$80,641 million, respectively.

iii.   In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.   As of March 31, 2016, December 31, 2015, and March 31, 2015, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., all held 16 million shares of UMC’s stock.  The closing price on March 31, 2016, December 31, 2015, and March 31, 2015, were NT$13.30, NT$12.10 and NT$15.50, respectively.

v.    UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.     Payment of all taxes and dues;

ii.    Offset prior years’ operation losses;

iii.   Appropriate 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve;

iv.   Appropriate or reverse special reserve in accordance with relevant laws or regulations, and

v.    Appropriate 0.1% of the remaining amount after deducting items (i), (ii), (iii) and (iv) as directors’ remuneration; and

vi.   After deducting items (i), (ii), (iii) and (iv) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of UMC’s subsidiaries, meeting certain requirements determined by the Board of Directors, are also eligible for the employee stock bonus.

vii.  The distribution of the remaining portion, if any, will be recommended by the Board of Directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, funding requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium and long-term financial planning.  The Board of Directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that at least 20% of the dividends must be paid in the form of cash.  Accordingly, no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.

In consideration of the revision of the Company Act in May 2015, the Board of Directors resolved the amendment of UMC’s Articles of Incorporation on March 16, 2016.  The amendment will be proposed for approval at the stockholders’ meeting in June 2016.  According to the amendment of UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.    Payment of all taxes and dues;

ii.   Offset prior years’ operation losses;

iii.  Appropriate 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve, until the accumulated legal reserve equals the total amount of capital;

iv.  Appropriate or reverse special reserve in accordance with relevant laws or regulations, and

v.  After deducting items (i), (ii), (iii) and (iv) above from the current year’s earnings and together with the prior years’ unappropriated earnings, the distribution proposal according to dividend policies will be recommended by the Board of Directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, funding requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium and long-term financial planning.  The Board of Directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that at least 20% of the dividends must be paid in the form of cash.  Accordingly, no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

2014 distribution of earnings was approved through the stockholders’ meeting on June 9, 2015, while 2015 distribution was approved through the Board of Directors’ meeting on March 16, 2016.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2015	2014	2015	2014
Legal reserve	$1,344,862	$1,214,134
Cash dividends	6,906,973	6,939,322	$0.55	$0.55

The cash dividend per share for 2014 was adjusted to NT$0.54969673 per share according to the resolution of the Board of Directors’ meeting on June 17, 2015.  The adjustment was made for the increase in outstanding common shares that resulted from the exercises of employee stock options and the transfers of treasury shares to employees after the stockholders’ meeting.

The appropriation of 2015 unappropriated retained earnings have not yet been approved by the stockholder’s meeting as of the reporting date.  Information on the Board of Directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(18) for information on the employees’ compensation and remuneration to directors.

d.  Non-controlling interests:

	For the three-month periods ended March 31,
	2016	2015
Balance as of January 1	$2,027,065	$3,849,798
Attributable to non-controlling interests:
Net loss	(130,452)	(67,438)
Other comprehensive income (loss)	(17,073)	(36,966)
Changes in subsidiaries’ ownership	100,107	87,180
Decrease in non-controlling interests	(5,028)	-
Balance as of March 31	$1,974,619	$3,832,574

(16) Employee Stock Options

On May 12, 2009, the Company was authorized by the Securities and Futures Bureau of FSC, to issue employee stock options with a total number of 500 million units each.  Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options would be made through the issuance of new shares by the Company.  The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant.  The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant.  All employee stock options expired on June 18, 2015.

a.  A summary of the Company’s stock option plan and related information for the three-month period ended March 31, 2015 is as follows:

	For the three-month period ended March 31,
	2015
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
Outstanding at beginning of period	48,729	48,729	$10.40
Exercised	(20,668)	(20,668)	$10.40
Forfeited	(66)	(66)	$10.40
Outstanding at end of period	27,995	27,995	$10.40

Exercisable at end of period	23,549	23,549	$10.40

b.  All employee stock options expired on June 18, 2015.  Therefore, both total number of options outstanding and shares exercisable to option holders were zero.

The weighted-average share price at the date of exercise of employee stock options for the three-month period ended March 31, 2015 was NT$15.50.

c.  Effective 2008, the compensation expenses related to the Company’s compensatory employee stock option plan were calculated based on fair value.  The compensation expenses for the three-month period ended March 31, 2015 were NT$0 million.

The fair value of the aforementioned options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions.  The assumptions after the adoption of IFRS 2 “Share-based Payment” to account for share-based payments were as follows:

Items	Factors
Expected dividend yields	1.98%
Volatility factors of the expected market price of the Company’s common stock	40.63%
Risk-free interest rate	1.01%
Weighted-average expected life	3.16~5.03 years

The aforementioned expected volatility reflects that the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends.  The expected option life is based on the historical data of periods for previously granted options.  The expected dividend yield is based on historical dividend yield.  The risk-free interest rate is based on average interest rate for Taiwan Government Bond over a period similar to the life of the option.  The estimates used to calculate the fair value of employee stock option cannot predict future events that are likely to occur or the final amounts employees will benefit from these options.  In addition, future events will not affect the reasonableness of the initial calculation for fair value for the stock options.  The compensation expenses for the stock options will be adjusted annually for the changes in expected forfeiture rates, with the effects recognized in the current period.

(17) Operating Revenues

	For the three-month periods ended March 31,
	2016	2015
Net sales
Sale of goods	$32,946,931	$36,706,417
Other operating revenues
Royalty	-	9,394
Mask tooling	1,220,560	807,792
Others	236,588	126,041
Net operating revenues	$34,404,079	$37,649,644

(18) Operating Costs and Expenses

The Company’s personnel, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended March 31,
	2016			2015
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$3,590,511	$1,557,001	$5,147,512	$3,925,937	$1,605,358	$5,531,295
Labor and health insurance	195,879	84,910	280,789	213,231	85,280	298,511
Pension	243,210	86,176	329,386	240,496	82,424	322,920
Other personnel expenses	50,551	16,159	66,710	54,294	22,529	76,823
Depreciation	11,428,078	645,555	12,073,633	9,731,506	563,289	10,294,795
Amortization	180,421	389,428	569,849	160,343	277,056	437,399

Based on Article 235-1 of Company Act revised on May 20, 2015, the Company shall distribute a portion of current year’s profit as employees’ compensation after offsetting  the cumulative losses, if any.  The aforementioned employees’ compensation distributed in the form of shares or in cash shall be resolved by a majority vote at a meeting of Board of Directors attended by two-thirds of the total number of directors and reported at the stockholders’ meeting.  The Board of Directors approved the distribution on March 16, 2016 and will amend the Articles of Incorporation according to the aforementioned revision of Company Act at the stockholders’ meeting in 2016.  The employees’ compensation for 2015 will be determined based on the revised Articles of Incorporation and reported at the stockholders’ meeting.

The policies of employees’ compensation and remuneration to directors bound by the amendment of UMC’s Articles of Incorporation, which will be proposed in the stockholders’ meeting, are as follows:

The Company shall distribute no less than 5% of current year’s profit as employees’ compensation and no greater than 0.1% of current year’s profit as remuneration to directors after offsetting the cumulative losses, if any.  The aforementioned employees’ compensation shall be distributed in the form of shares or in cash to the employee who satisfies certain criteria set up by the Board of Directors.  The remuneration to directors shall be distributed in cash only.  The employees’ compensation and remuneration to directors shall be resolved by a majority vote at a meeting of Board of Directors attended by two-thirds of the total number of directors and reported at the stockholders’ meeting.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the three-month periods ended March 31, 2016 and 2015.  The Board of Directors estimated the amount by taking into consideration the proposed amendment of the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, UMC will recognize the change as an adjustment in the profit or loss in the subsequent period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

2014 employees’ compensation and directors’ remuneration were approved through the stockholders’ meeting on June 9, 2015, while 2015 employees’ compensation and directors’ remuneration were approved through the Board of Directors’ meeting on March 16, 2016.  The details of information are as follows:

	2015	2014
Employees’ compensation – Cash	$1,131,180	$1,458,956
Directors’ remuneration	12,086	10,812

The aforementioned 2014 employees’ compensation and remuneration to directors approved during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors on March 18, 2015.

Information on the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(19) Net Other Operating Income and Expenses

	For the three-month periods ended March 31,
	2016	2015
Net rental loss from property	$(29,082)	$(10,400)
Gain on disposal of property, plant and equipment	20,143	52,113
Impairment loss of property, plant and equipment	-	(225,530)
Others	23,043	41,203
Total	$14,104	$(142,614)

(20) Non-Operating Income and Expenses

a.  Other income

	For the three-month periods ended March 31,
	2016	2015
Interest income
Bank deposits	$85,922	$65,614
Others	13,548	8,481
Total	$99,470	$74,095

b.  Other gains and losses

	For the three-month periods ended March 31,
	2016	2015
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Financial assets held for trading	$7,146	$88,902
Forward exchange contract	166,668	43,551
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	(21,119)	(2,628)
Impairment loss
Available-for-sale financial assets, noncurrent	(90,164)	(63,090)
Gain on disposal of investments	222,621	189,697
Other gains and losses	111,647	75,107
Total	$396,799	$331,539

c.  Finance costs

	For the three-month periods ended March 31,
	2016	2015
Interest expenses
Bonds payable	$101,858	$46,447
Bank loans	54,473	54,558
Others	21	35
Financial expenses	25,557	13,694
Total	$181,909	$114,734

(21) Components of Other Comprehensive Income (Loss)

	For the three-month period ended March 31, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(1,161,341)	$-	$(1,161,341)	$4,621	$(1,156,720)
Unrealized gain (loss) on available-for-sale financial assets	537,415	(206,278)	331,137	(54,899)	276,238
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	294,300	-	294,300	2,958	297,258
Total other comprehensive income (loss)	$(329,626)	$(206,278)	$(535,904)	$(47,320)	$(583,224)

	For the three-month period ended March 31, 2015
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(890,828)	$-	$(890,828)	$11,336	$(879,492)
Unrealized gain (loss) on available-for-sale financial assets	746,226	(129,167)	617,059	(23,687)	593,372
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	178,692	-	178,692	330	179,022
Total other comprehensive income (loss)	$34,090	$(129,167)	$(95,077)	$(12,021)	$(107,098)

(22) Income Tax

a.   The major components of income tax expense for the three-month periods ended March 31, 2016 and 2015 were as follows:

i.    Income tax expense recorded in profit or loss

	For the three-month periods ended March 31,
	2016	2015
Current income tax expense (benefit):
Current income tax charge	$697,501	$569,983
Adjustments in respect of current income tax of prior periods	463	(6,096)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(754,748)	(332,232)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	28,673	194,873
Adjustment of prior year’s deferred income tax	(3,766)	-
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(17,214)	15,110
Income tax expense (benefit) recorded in profit or loss	$(49,091)	$441,638

ii.   Income tax relating to components of other comprehensive income

Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2016	2015
Exchange differences on translation of foreign operations	$4,621	$11,336
Unrealized gain on available-for-sale financial assets	(54,899)	(23,687)
Share of other comprehensive income of associates and joint ventures which may be reclassified subsequently to profit or loss	2,958	330
Income tax related to items that may be reclassified subsequently to profit or loss	$(47,320)	$(12,021)

b.  A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the three-month periods ended March 31,
	2016	2015
Income before tax	$30,089	$4,354,110
At UMC’s statutory income tax rate of 17%	5,115	740,199
Adjustments in respect of current income tax of prior periods	463	(6,096)
Net change in loss carry-forward and investment tax credits	88,887	99,342
Tax effect of deferred tax assets/liabilities	(19,980)	(28,558)
Tax effect of non-taxable income and not-deductible expenses:
Tax exempt income	(361,920)	(236,789)
Investment gain	(62,158)	(199,515)
Others	199,265	74,679
Basic tax	4,597	-
Effect of different tax rates applicable to UMC and its subsidiaries	(4,067)	(2,485)
Taxes withheld in other jurisdictions	98,250	-
Others	2,457	861
Income tax expense recorded in profit or loss	$(49,091)	$441,638

c.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of March 31, 2016, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2013 and 2012, respectively, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009.  UMC has applied for a recheck of the 2013, 2012 and 2011 tax returns to the competent tax collection authorities as UMC disagreed with the decision made in the tax assessment notices.

d. Imputation credit information

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Balances of imputation credit amounts	$2,656,895	$2,656,855	$1,344,439

The expected creditable ratio for 2015 and the actual creditable ratio for 2014 were 6.18% and 6.81%, respectively.  Effective from January 1, 2015, imputation credit ratio for individual stockholders residing in R.O.C. will be half of the original ratio according to the revised Article 66-6 of Income Tax Act.

e.  UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(23) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholding held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the three-month periods ended March 31,
	2016	2015
Net income attributable to the parent company	$209,632	$3,979,910
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,408,240	12,526,260
Earnings per share-basic (NTD)	$0.02	$0.32

b.   Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.  Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted earnings per share by application of treasury stock method.  The “assumed proceeds” include the exercise price of the options and the average measured but unrecognized compensation expense during the period.

	For the three-month periods ended March 31,
	2016	2015
Net income attributable to the parent company	$209,632	$3,979,910
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,408,240	12,526,260
Effect of dilution
Employees’ compensation	84,031	121,144
Employee stock options	-	12,642
Weighted-average number of common stocks after dilution (thousand shares)	12,492,271	12,660,046

Diluted earnings per share (NTD)	$0.02	$0.31

(24) Deconsolidation of Subsidiaries

TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)

In order to integrate resources and reduce operating cost by improving operating performance and expanding economies of scale, TOPCELL’s Board of Directors (TOPCELL, one of the Company’s subsidiaries) resolved to offer a merger with MOTECH INDUSTRIES, INC. (MOTECH) on December 26, 2014.  Six shares of TOPCELL were exchanged for one share of MOTECH.  MOTECH was the surviving company and the merger date was June 1, 2015.  TOPCELL’s assets and liabilities were reclassified to non-current assets held for sale as a disposal group as of March 31, 2015 until the Company derecognized the related assets and liabilities of TOPCELL on June 1, 2015.  This disposal group was classified under new business segment.

a.    Assets and liabilities reclassified to non-current assets held for sale as a disposal group mainly consisted of:

As of
March 31, 2015
Assets
Cash and cash equivalents	$331,248
Notes and accounts receivable	412,812
Other receivables	63,197
Inventories	801,629
Prepayments	298,556
Property, plant and equipment	3,848,487
Others	57,486
5,813,415
Liabilities
Short-term loans	(2,619,307)
Notes and accounts payable	(354,622)
Other payables	(190,262)
Payables on equipment	(156,028)
Current portion of long-term liabilities	(810,878)
Other current liabilities	(50,736)
Long-term loans	(266,292)
(4,448,125)
Net carrying amount of the disposal group	$1,365,290

b.    The following are TOPCELL’s derecognized information:

i.   Derecognized assets and liabilities mainly consisted of:

Assets
Cash and cash equivalents	$834,955
Notes and accounts receivable	855,927
Other receivables	60,638
Inventories	495,726
Prepayments	231,288
Property, plant and equipment	3,862,129
Others	106,714
6,447,377
Liabilities
Short-term loans	(3,488,700)
Notes and accounts payable	(409,244)
Other payables	(197,259)
Payables on equipment	(127,297)
Current portion of long-term liabilities	(810,878)
Other current liabilities	(10,107)
Long-term loans	(176,470)
(5,219,955)
Net carrying amount of the disposal group	$1,227,422

ii.  Consideration received and gain recognized from the transaction:

Stock received－MOTECH	$1,495,023
Less: Net assets of the subsidiary deconsolidated	(1,227,422)
Add: Non-controlling interests	100,400
Less: Goodwill	(43,072)
Gain on disposal of the shares of subsidiary	$324,929

iii. Analysis of net cash outflow arising from deconsolidation of the subsidiary:

Cash received	$-
Net cash of subsidiary derecognized	(834,955)
Net cash flow from deconsolidation	$(834,955)

7.    RELATED PARTY TRANSACTIONS

(1)   Significant related party transactions

a.  Operating transactions

Operating revenues

	For the three-month periods ended March 31,
	2016	2015
Associates	$529,250	$-
Joint ventures	3,572	3,548
Other related parties	166	466
Total	$532,988	$4,014

Accounts receivable, net

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Associates	$301,899	$215,402	$-
Joint ventures	1,158	1,161	1,172
Other related parties	-	1,834	347
Total	303,057	218,397	1,519
Less： Allowance for sales returns and discounts	(3,412)	(4,937)	(149)
Net	$299,645	$213,460	$1,370

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection periods for domestic sales to related parties were month-end 45~60 days, while the term for overseas sales was net 60 days.

b.    Significant asset transactions

Acquisition of intangible assets

	For the three-month periods ended March 31,
	Purchase price
	2016	2015
Associates	$26,765	$-

c.     Key management personnel compensation

	For the three-month periods ended March 31,
	2016	2015
Short-term employee benefits	$57,331	$66,085
Post-employment benefits	726	703
Termination benefits	938	-
Others	110	125
Total	$59,105	$66,913

8.    ASSETS PLEDGED AS COLLATERAL

As of March 31, 2016, December 31, 2015 and March 31, 2015

	Amount
	As of
	March 31, 2016	December 31, 2015	March 31, 2015	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$815,159	$815,159	$815,119	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	261,913	207,510	198,343	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	49,785	49,785	50,402	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	870	870	870	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	357	357	357	National Pei-men Senior High School	Guarantee for engineering project
Refundable Deposits (Time deposit)	286	286	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Buildings	143,635	145,493	541,723	Taiwan Cooperative Bank, Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Machinery and equipment	381,569	414,275	3,033,367	Bank of Taiwan, Taiwan Cooperative Bank, First Commercial Bank, Mega International Commercial Bank and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term and short-term loans
Furniture and fixtures	-	-	10,976	Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Total	$1,653,574	$1,633,735	$4,652,403

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)   The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$19.4 billion.  As of March 31, 2016, the portion of royalties and development fees not yet recognized was NT$4.9 billion.

(2)   The Company entered into several construction contracts for the expansion of its factory premise.  As of March 31, 2016, these construction contracts amounted to approximately NT$26.4 billion and the portion of the contracts not yet recognized was approximately NT$8.3 billion.

(3)   The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2036.  Future minimum lease payments under those leases are as follows:

Year	As of March 31, 2016
2016	$299,432
2017	378,984
2018	313,986
2019	309,716
2020	285,204
2021 and thereafter	3,146,431
Total	$4,733,753

(4)   The Board of Directors of UMC resolved to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  Based on the agreement, UMC will submit an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP.  The Company anticipates that its investment could reach approximately US$1.4 billion in the next five years, with instalment funding starting in 2015.  On December 31, 2014, UMC obtained R.O.C. government authority’s approval of the investment application for US$0.7 billion (including indirect investment).  In January 2015, the Company obtained the control over UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors.  As of March 31, 2016, the Company invested RMB 1.8 billion.  Furthermore, according to the agreement, UMC recognized a financial liability in other noncurrent liabilities-others, for repurchase from Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP their investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

On April 22, 2016, to promote transparency and establish accountability, the Board of Directors of the Company’s subsidiaries, UMC CAPTITAL CORP. and OMNI GLOBAL LIMITED, resolved an organizational restructure plan, under which all share rights of ECP VITA PTE LTD., the subsidiary of UMC CAPITAL CORP., will be transferred to OMNI GLOBAL LIMITED.

12.  OTHERS

(1)   Categories of financial instruments

	As of
Financial Assets	March 31, 2016	December 31, 2015	March 31, 2015
Non-derivative financial instruments
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$286,205	$295,708	$147,922
Financial assets held for trading	556,831	450,135	750,058
Subtotal	843,036	745,843	897,980
Available-for-sale financial assets	23,700,996	23,800,686	26,821,106
Financial assets measured at cost	3,277,224	3,888,309	3,855,368
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	59,537,431	53,286,490	53,628,371
Receivables	20,439,794	19,964,707	21,176,180
Refundable deposits	2,107,423	2,638,788	1,145,916
Other financial assets, current	1,808,655	1,066,447	2,313,713
Subtotal	83,893,303	76,956,432	78,264,180
Derivative financial instruments
Financial assets at fair value through profit or loss
Forward exchange contracts	95,046	1,008	47,292
Total	$111,809,605	$105,392,278	$109,885,926

	As of
Financial Liabilities	March 31, 2016	December 31, 2015	March 31, 2015
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$7,398,308	$5,505,049	$7,216,847
Payables	26,590,510	33,242,615	25,840,057
Capacity deposit (current portion included)	326,627	358,887	67,058
Bonds payable	41,722,098	41,636,670	24,978,847
Long-term loans (current portion included)	11,341,606	12,489,458	13,548,186
Other financial liabilities-noncurrent	19,283,381	6,056,742	6,029,151
Subtotal	106,662,530	99,289,421	77,680,146
Derivative financial instruments
Financial liabilities at fair value through profit or loss
Forward exchange contracts	-	999	-
Total	$106,662,530	$99,290,420	$77,680,146

(2)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to avoid foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/ weakens against USD by 10%, the profit for the three-month periods ended March 31, 2016 and 2015 decreases/increases by NT$270 million and increases/decreases NT$130 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the three-month periods ended March 31, 2016 and 2015 to decrease/increase by NT$5 million and NT$5 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the three-month periods ended March 31, 2016 and 2015 by NT$18 million and NT$18 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the three-month periods ended March 31, 2016 and 2015 by NT$1,145 million and NT$1,340 million, respectively.

(4)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of March 31, 2016, December 31, 2015 and March 31, 2015, accounts receivables from the top ten customers represent 71%, 58% and 52% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(5)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of March 31, 2016
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$7,443,738	$-	$-	$-	$7,443,738
Payables	26,265,773	-	-	113,550	26,379,323
Capacity deposits	26,849	299,778	-	-	326,627
Bonds payable	578,998	15,457,912	23,424,637	5,195,285	44,656,832
Long-term loans	4,500,284	3,593,121	3,623,862	58,872	11,776,139
Other financial liabilities -noncurrent	9,051	-	-	21,650,061	21,659,112
Total	$38,824,693	$19,350,811	$27,048,499	$27,017,768	$112,241,771

	As of December 31, 2015
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$5,539,169	$-	$-	$-	$5,539,169
Payables	32,882,728	-	-	107,975	32,990,703
Capacity deposits	167,586	191,301	-	-	358,887
Bonds payable	622,936	15,510,038	23,444,199	5,218,410	44,795,583
Long-term loans	6,782,180	4,206,040	1,829,407	62,208	12,879,835
Other financial liabilities -noncurrent	-	-	-	6,778,450	6,778,450
Total	$45,994,599	$19,907,379	$25,273,606	$12,167,043	$103,342,627

Derivative financial liabilities
Forward exchange contracts
Net settlement	$(999)	$-	$-	$-	$(999)

	As of March 31, 2015
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$7,285,486	$-	$-	$-	$7,285,486
Payables	25,531,415	-	-	103,146	25,634,561
Capacity deposits	-	67,058	-	-	67,058
Bonds payable	578,999	15,666,412	5,306,554	5,287,785	26,839,750
Long-term loans	3,836,559	8,318,661	1,945,574	1,142	14,101,936
Other financial liabilities -noncurrent	-	-	-	6,841,876	6,841,876
Total	$37,232,459	$24,052,131	$7,252,128	$12,233,949	$80,770,667

(6)   Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of March 31, 2016

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 80 million	February 3, 2016~April 26, 2016

As of December 31, 2015

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 44 million	December 3, 2015~January 28, 2016

As of March 31, 2015

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 172 million	February 25, 2015~April 23, 2015

(7)   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —   Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.  Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of March 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$556,831	$209,551	$-	$766,382
Financial assets at fair value through profit or loss, noncurrent	-	171,700	-	171,700
Available-for-sale financial assets, noncurrent	14,127,807	157,256	9,415,933	23,700,996

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$450,135	$214,783	$-	$664,918
Financial assets at fair value through profit or loss, noncurrent	-	81,933	-	81,933
Available-for-sale financial assets, noncurrent	14,571,610	142,231	9,086,845	23,800,686
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	999	-	999

	As of March 31, 2015
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$750,058	$150,876	$-	$900,934
Financial assets at fair value through profit or loss, noncurrent	-	44,338	-	44,338
Available-for-sale financial assets, noncurrent	19,349,074	157,413	7,314,619	26,821,106

Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active market.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

During the three-month periods ended March 31, 2016 and 2015, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2016	$7,138,180	$782,409	$1,166,256	$9,086,845
Recognized in profit (loss)	(47,822)	-	-	(47,822)
Recognized in other comprehensive income (loss)	380,903	(7,483)	(6,637)	366,783
Acquisition	116	12,005	33,347	45,468
Disposal	(2,782)	-	-	(2,782)
Exchange effect	(7,881)	(9,134)	(15,544)	(32,559)
As of March 31, 2016	$7,460,714	$777,797	$1,177,422	$9,415,933

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2015	$5,236,004	$-	$781,148	$6,017,152
Recognized in profit (loss)	(4,563)	-	-	(4,563)
Recognized in other comprehensive income (loss)	473,465	-	-	473,465
Acquisition	1,376,000	8,529	38,700	1,423,229
Transfer to Level 3	35,916	-	-	35,916
Transfer out of Level 3	(625,193)	-	-	(625,193)
Exchange effect	(2,256)	(91)	(3,040)	(5,387)
As of March 31, 2015	$6,489,373	$8,438	$816,808	$7,314,619

Recognized as part of profit (loss) above, the loss from financial assets still held by the Company as of March 31, 2016 and 2015 were NT$48 million and NT$5 million, respectively.

Recognized as part of other comprehensive income (loss) above, the income from financial assets still held by the Company as of March 31, 2016 and 2015 were NT$367 million and NT$107 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

b.  Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payables is estimated by the market price or estimated using valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and capacity deposits approximate their carrying amount due to their maturities within one year.

As of March 31, 2016

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables	$42,365,158	$25,120,098	$17,245,060	$-	$41,722,098
Long-term loans (current portion included)	11,341,606	-	11,341,606	-	11,341,606

As of December 31, 2015

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables	$42,325,673	$25,134,763	$17,190,910	$-	$41,636,670
Long-term loans (current portion included)	12,489,458	-	12,489,458	-	12,489,458

As of March 31, 2015

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables	$25,094,518	$25,094,518	$-	$-	$24,978,847
Long-term loans (current portion included)	13,548,186	-	13,548,186	-	13,548,186

(8)   Significant assets and liabilities denominated in foreign currencies

	As of
	March 31, 2016			December 31, 2015
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,513,097	32.15	$48,652,707	$1,725,145	32.75	$56,491,956
JPY	4,945,851	0.2817	1,393,262	9,788,783	0.2673	2,616,896
EUR	10,169	36.35	369,610	2,843	35.43	100,737
SGD	45,367	23.83	1,081,094	47,351	23.18	1,097,581
RMB	2,756,266	4.9587	13,667,552	647,490	4.97	3,220,014

Non-Monetary items
USD	135,597	32.17	4,362,179	130,593	32.76	4,278,209
JPY	10,919,474	0.2851	3,113,142	10,919,474	0.2709	2,958,086

Financial Liabilities
Monetary items
USD	574,229	32.27	18,530,372	746,826	32.86	24,540,716
JPY	5,020,358	0.2892	1,451,888	9,414,887	0.2750	2,589,093
EUR	10,584	36.81	389,612	2,253	36.10	81,332
SGD	39,774	24.01	954,987	46,302	23.36	1,081,629
RMB	605,988	5.009	3,035,396	167,494	5.02	841,323

The exchange gain or loss from monetary financial assets and liabilities
USD			(100,644)			358,721
JPY			10,982			117,978
EUR			1,455			(19,908)
SGD			(5,353)			(18,603)
RMB			(73,866)			7,428
Other			28			(76,305)

	As of
	March 31, 2015
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,756,995	31.23	$54,875,748
JPY	7,787,884	0.2555	1,989,505
EUR	6,857	33.37	228,814
SGD	36,463	22.69	827,353
RMB	1,822,866	5.02	9,150,767

Non-Monetary items
USD	96,396	31.17	3,004,322
JPY	5,000,000	0.2586	1,293,000

Financial Liabilities
Monetary items
USD	587,565	31.34	18,412,141
JPY	8,269,067	0.2627	2,172,284
EUR	4,378	33.87	148,297
SGD	46,009	22.87	1,052,230
RMB	9,801	5.07	49,689

The exchange gain or loss from monetary financial assets and liabilities
USD			(18,634)
JPY			42,296
EUR			(7,035)
SGD			(12,403)
RMB			(3,018)
Other			(78,474)

(9)   Significant intercompany transactions among consolidated entities for the three-month periods ended March 31, 2016 and 2015 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company has maintained the same capital management strategy for the three-month period ended March 31, 2016 as compared to the three-month period ended March 31, 2015, which is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of March 31, 2016, December 31, 2015 and March 31, 2015 were as follows:

	As of
	March 31, 2016	December 31, 2015	March 31, 2015
Total liabilities	$116,486,361	$108,549,407	$91,802,574
Less: Cash and cash equivalents	(59,541,389)	(53,290,433)	(53,632,056)
Net debt	56,944,972	55,258,974	38,170,518
Total equity	228,444,337	228,817,403	229,262,232
Total capital	$285,389,309	$284,076,377	$267,432,750
Debt to capital ratios	19.95%	19.45%	14.27%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.   Financing provided to others for the three-month period ended March 31, 2016: Please refer to Attachment 2.

b.   Endorsement/Guarantee provided to others for the three-month period ended March 31, 2016: Please refer to Attachment 3.

c.   Securities held as of March 31, 2016 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.   Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2016: Please refer to Attachment 5.

e.   Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2016: Please refer to Attachment 6.

f.    Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2016: Please refer to Attachment 7.

g.   Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2016: Please refer to Attachment 8.

h.   Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2016: Please refer to Attachment 9.

i.    Names, locations and related information of investees as of March 31, 2016 (excluding investment in Mainland China): Please refer to Attachment 10.

j.    Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.   Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.   Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

14.  OPERATING SEGMENT INFORMATION

(1)   The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of March 31, 2016, the Company had the following segments: wafer fabrication and new business.  There were no material differences between the accounting policies, described in Note 4, and those applied by the operating segments.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the three-month periods ended March 31, 2016 and 2015 were as follows:

	For the three-month period ended March 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$34,305,226	$98,853	$34,404,079	$-	$34,404,079
Net revenue from sales among intersegments	-	1,947	1,947	(1,947)	-
Segment net income (loss), net of tax	139,378	(237,598)	(98,220)	177,400	79,180
Capital expenditure	20,484,212	2,914	20,487,126	-	20,487,126
Depreciation	11,982,634	112,920	12,095,554	-	12,095,554
Share of profit or loss of associates and joint ventures	(241,782)	(36,044)	(277,826)	177,401	(100,425)
Income tax expense (benefit)	(50,546)	1,455	(49,091)	-	(49,091)
Impairment loss	83,837	6,327	90,164	-	90,164

	For the three-month period ended March 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$36,193,263	$1,456,381	$37,649,644	$-	$37,649,644
Net revenue from sales among intersegments	-	852	852	(852)	-
Segment net income (loss), net of tax	4,034,137	(346,909)	3,687,228	225,244	3,912,472
Capital expenditure	14,856,044	36,690	14,892,734	-	14,892,734
Depreciation	10,133,492	177,305	10,310,797	-	10,310,797
Share of profit or loss of associates and joint ventures	(160,698)	(22,740)	(183,438)	225,244	41,806
Income tax expense (benefit)	442,487	(849)	441,638	-	441,638
Impairment loss	288,620	-	288,620	-	288,620

	As of March 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$342,738,126	$4,960,087	$347,698,213	$(2,767,515)	$344,930,698
Segment liabilities	$114,574,217	$1,917,566	$116,491,783	$(5,422)	$116,486,361

	As of December 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$335,087,629	$5,484,681	$340,572,310	$(3,205,500)	$337,366,810
Segment liabilities	$106,609,990	$1,942,746	$108,552,736	$(3,329)	$108,549,407

	As of March 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$313,670,173	$11,082,435	$324,752,608	$(3,687,802)	$321,064,806
Segment liabilities	$85,329,074	$6,477,831	$91,806,905	$(4,331)	$91,802,574

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the three-month period ended March 31, 2016

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$15,560,358	Net 60 days	45%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,451,478	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	1,425,938	Net 60 days	4%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	1,140,357	-	0%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Sales	144,309	Month-end 30 Days	0%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Accounts receivable	141,842	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	148,047	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	86,795	-	0%

For the three-month period ended March 31, 2015

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$16,480,498	Net 60 days	44%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	9,319,139	-	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	2,002,635	Net 60 days	5%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	1,526,217	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the three-month period ended March 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1, LLC	Other receivables	No	$3,023	$3,023	$3,023	9.00%	Need for operating	$3,023	-	$3,023	None	$-	$61,243	$97,989

OAKWOOD ASSOCIATES LIMITED
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	OAKWOOD ASSOCIATES LIMITED	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Other receivables - related parties	Yes	$643,400	$643,400	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$1,170,893	$9,367,143

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is higher.

Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of March 31, 2016.
Note 3: Limit of financing amount for individual counter-party shall not exceed 5% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of March 31, 2016.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance (Note 5)	Actual amount provided (Note 5)	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORPORATION	3	$11,323,486	$1,700,000	$1,700,000	$1,385,000	$-	0.75%	$45,293,944

NEXPOWER TECHNOLOGY CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	2	$46,709	$20,308	$20,308	$20,308	$20,308	2.17%	$373,674

Note 1:	The parent company and its subsidiaries are coded as follows:
1.	The parent company is coded "0".
2.	The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:

According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1.	A company that has a business relationship with endorsor/guarantor.
2.	A subsidary in which endorsor/guarantor holds directly over 50% of equity interest.
3.	An investee in which endorsor/guarantor and its subsidiaries hold over 50% of equity interest.
4.	An investor which holds directly or indirectly over 50% of equity interest of endorsor/guarantor.
5.	A company that has provided guarantees to endorsor/guarantor, and vice versa, due to contractual requirements.
6.	An investee in which endorsor/guarantor conjunctly invests with other stockholders, and for which endorsor/guarantor has provided endorsement/guarantee in proportion to its stockholding percentage.
Note 3:	The amount of guarantees/endorsements shall not exceed 20% of the net worth of endorsor/guarantor; and the ceilings on the amount of guarantees/endorsements for any single entity are as follow
1.	The amount of guarantees/endorsements for any single entity shall not exceed 5% of net worth of endorsor/guarantor.
2.

The amount of guarantees/endorsements for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.

The aggregate amount of guarantees/endorsements that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of guarantees/endorsements for any single entity shall not exceed 20% of the Company's net worth.

Note 4:	Limit of total guaranteed/endorsed amount shall not exceed 20% of UMC's net assets value as of March 31, 2016.
Note 5:

On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORPORATION's syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million.

As of March 31, 2016, actual amount provided was NT$1,385 million.
Note 6:	Limit of total guaranteed/endorsed amount shall not exceed 40% of NEXPOWER's net assets value as of December 31, 2015.

ATTACHMENT 4 (Securities held as of March 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	190	$191,407	-	$191,407	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	65,456	6.44	65,456	None
Stock	ELITE SEMICONDUCTOR MEMORY TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, current	3,476	98,023	1.27	98,023	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	125,440	1.20	125,440	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	76,505	0.23	76,505	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	120,892	817,230	19.70	817,230	None
Stock	UNIMICRON HOLDING LIMITED	-	Available-for-sale financial assets, noncurrent	20,000	617,664	17.67	617,664	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Available-for-sale financial assets, noncurrent	18,447	3,113,142	15.87	3,113,142	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	-	15.75	-	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	196,136	3,059,722	12.75	3,059,722	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	25,944	1,362,073	11.47	1,362,073	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	14,857	59,280	11.01	59,280	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	13,960	400,651	8.84	400,651	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	1,111,618	7.66	1,111,618	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	118,070	4.23	118,070	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	16,445	2,129,574	2.70	2,129,574	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	23,158	662,310	1.99	662,310	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,715	249,124	0.97	249,124	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,315	30,513	0.82	30,513	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock	EMIVEST AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	1,124	-	1.50	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None

ATTACHMENT 4 (Securities held as of March 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	$-	-	N/A	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2016.

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACT GENOMICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,600	$36,684	14.17	$36,684	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	27,414	10.23	27,414	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,530	52,593	9.14	52,593	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	105,627	8.67	105,627	None
Stock	BORA PHARMACEUTICALS CO., LTD. (formerly BORA CORP.)	-	Available-for-sale financial assets, noncurrent	1,700	94,163	7.57	94,163	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	172,083	7.00	172,083	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,966	6,842	6.09	6,842	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	85,291	5.61	85,291	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,968	40,929	5.31	40,929	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	1,785	-	4.81	-	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,300	66,000	4.77	66,000	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	358	6,580	4.33	6,580	None
Stock	ANDES TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	1,472	98,181	4.09	98,181	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	1,275	4,717	4.02	4,717	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,225	3,995	3.93	3,995	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,000	90,600	3.71	90,600	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,059	94,854	3.40	94,854	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,907	113,839	3.08	113,839	None

ATTACHMENT 4 (Securities held as of March 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	10,265	$195,656	2.89	$195,656	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	-	2.03	-	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	3,815	36,241	1.80	36,241	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	231	-	1.79	-	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	221,518	1.37	221,518	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	842	10,294	1.27	10,294	None
Stock	MOTECH INDUSTRIES INC.	-	Available-for-sale financial assets, noncurrent	6,039	220,417	1.24	220,417	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	46,563	1.10	46,563	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Available-for-sale financial assets, noncurrent	1,000	60,000	0.99	60,000	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,930	248,746	0.97	248,746	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,136	491,277	0.73	491,277	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	475	1,893	0.35	1,893	None
Stock	GLOBALWAFERS CO., LTD.	-	Available-for-sale financial assets, noncurrent	784	59,694	0.21	59,694	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Available-for-sale financial assets, noncurrent	16,079	213,847	0.13	213,847	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	3,168	31,678	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	766	587	10.67	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	4,858	45,220	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	3,240	24,297	5.00	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	193	450	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	265	-	3.16	Note	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	5,533	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2016.

ATTACHMENT 4 (Securities held as of March 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, current	-	$80,457	-	$80,457	None
Convertible bonds	DAFENG TV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,700	171,700	-	171,700	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	150,500	242,079	15.42	242,079	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	9	289,350	9.00	289,350	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,500	31,200	4.05	31,200	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	7,367	949,591	3.70	949,591	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	4,086	16,302	3.03	16,302	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,775	21,695	2.67	21,695	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	6	189,873	1.17	189,873	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	46,563	1.10	46,563	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,093	711,387	1.06	711,387	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,160	364,957	1.02	364,957	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	86,636	0.64	86,636	None
Stock	MONTAGE TECHNOLOGY GLOBAL HOLDINGS, LTD.	-	Available-for-sale financial assets, noncurrent	125	93,497	0.41	93,497	None
Stock	GLOBALWAFERS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,084	82,524	0.29	82,524	None
Stock	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,015	220,643	0.03	220,643	None
Stock	KU6 MEDIA CO., LTD.	-	Available-for-sale financial assets, noncurrent	0.078	-	0.00	-	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,663	160,850	-	160,850	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LIMITED	-	Available-for-sale financial assets, noncurrent	22,500	72,383	-	72,383	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Available-for-sale financial assets, noncurrent	279	128,680	-	128,680	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	1,461	12,996	-	Note	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	-	Financial assets measured at cost, noncurrent	7,575	293,729	-	N/A	None
Stock-Preferred stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	4,971	198,222	-	N/A	None

ATTACHMENT 4 (Securities held as of March 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	ALO7.COM LTD.	-	Financial assets measured at cost, noncurrent	2,606	$183,678	-	N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	8,519	150,266	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	2,685	105,016	-	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets measured at cost, noncurrent	5,332	87,857	-	N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	1,004	103,355	-	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	18,364	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2016.

UNITRUTH INVESTMENT CORP.

				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,410	$39,593	6.88	$39,593	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200	13,158	4.91	13,158	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039	53,557	4.39	53,557	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374	63,739	4.19	63,739	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	314	5,773	3.80	5,773	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,000	40,010	2.22	40,010	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	687	2,541	2.17	2,541	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	752	15,632	2.03	15,632	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	683	-	1.84	-	None
Stock	CANDMARK ELECTROPTICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,037	5,332	1.44	5,332	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	266	3,245	0.40	3,245	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	30	-	0.23	-	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	247	985	0.18	985	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	326	74,883	0.11	74,883	None

ATTACHMENT 4 (Securities held as of March 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	ALPINE ANALYTICS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	1,058	-	USD	1,058	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	9,630	15.71	USD	9,630	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Available-for-sale financial assets, noncurrent	-	USD	94	14.33	USD	94	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	650	14.29	USD	650	None
Stock	ALL-STARS SP IV LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,439	5.03	USD	6,439	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	4	USD	3,998	4.00	USD	3,998	None
Fund	SIERRA VENTURES XI, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	300	1.76	USD	300	None
Fund	STORM VENTURES FUND V, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	606	1.69	USD	606	None
Stock	MOBILE IRON, INC.	-	Available-for-sale financial assets, noncurrent	1,205	USD	5,444	1.46	USD	5,444	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,886	1.37	USD	6,886	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	200	USD	6,745	0.03	USD	6,745	None
Stock-Preferred stock	CNEX LABS, INC.	-	Available-for-sale financial assets, noncurrent	2,495	USD	4,350	-	USD	4,350	None
Stock-Preferred stock	GLYMPSE, INC.	-	Available-for-sale financial assets, noncurrent	1,159	USD	4,000	-	USD	4,000	None
Stock-Preferred stock	ATSCALE, INC.	-	Available-for-sale financial assets, noncurrent	4,374	USD	2,500	-	USD	2,500	None
Stock-Preferred stock	INEDA SYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	6,545	USD	6,000	-	USD	6,000	None
Stock-Preferred stock	SENSIFREE LTD.	-	Available-for-sale financial assets, noncurrent	276	USD	1,500	-	USD	1,500	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Available-for-sale financial assets, noncurrent	52	USD	1,000	-	USD	1,000	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	20,000	USD	2,000	-	USD	2,000	None
Stock-Preferred stock	EPIC! CREATIONS, INC.	-	Available-for-sale financial assets, noncurrent	1,812	USD	3,000	-	USD	3,000	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Available-for-sale financial assets, noncurrent	3,235	USD	1,000	-	USD	1,000	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	-		Note	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-		Note	None

ATTACHMENT 4 (Securities held as of March 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-	N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-	N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-	N/A	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-	N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-	N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	2,140	USD	3,208	-	N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	3,525	USD	4,019	-	N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	-	Financial assets measured at cost, noncurrent	1,749	USD	4,500	-	N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets measured at cost, noncurrent	4,191	USD	5,000	-	N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-	N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173		-	-	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770		-	-	N/A	None
Stock-Preferred stock	EV2 HOLDINGS, INC. (formerly ENVERV, INC.)	-	Financial assets measured at cost, noncurrent	1,621		-	-	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	651	-	N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	2,406	-	N/A	None
Stock-Preferred stock	ATSCALE, INC.	-	Prepayment for investments	951	USD	1,161	-	-	None
Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2016.

UMC NEW BUSINESS INVESTMENT CORP.
				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORPORATION	-	Available-for-sale financial assets, noncurrent	957		$-	15.94	$-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150		40,099	6.93	40,099	None
Stock	MOTECH INDUSTRIES, INC.	-	Available-for-sale financial assets, noncurrent	28,498		1,040,194	5.86	1,040,194	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	4,089		-	3.29	-	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	10,000		24,900	0.59	24,900	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	-	Available-for-sale financial assets, noncurrent	-		66,656	-	66,656	None

ATTACHMENT 4 (Securities held as of March 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.
				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI YI ENERGY CO., LTD.	-	Financial assets measured at cost-noncurrent	356		$3,556	5.56	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2016.

EVERRICH (SHANDONG) ENERGY CO., LTD.
				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO., LTD.	-	Financial assets measured at cost, noncurrent	-	RMB	10,000	10.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2016.

NEXPOWER TECHNOLOGY CORPORATION
				March 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54		$3,244	18.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of March 31, 2016.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2016)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidiary	-	USD	92,351	-	USD	187,209	-	$-	$-	$-	-	USD	281,318 (Note 2)

Note 1 :												The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.
Note 2 :

The ending balance includes share of loss of associates and joint ventures of USD (1,456) thousand, additional paid-in capital adjustment under equity method of USD (231) thousand and exchange differences on translation of  foreign operations adjustment under equity method of USD 3,445 thousand.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$15,560,358	50%	Net 60 Days	N/A	N/A		$7,451,478	39%
UMC GROUP JAPAN	Subsidiary	Sales		1,425,938	5%	Net 60 Days	N/A	N/A		1,140,357	6%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		475,528	2%	Month-end 45 Days	N/A	N/A		271,907	1%
WAVETEK MICROELECTRONICS CORPORATION	Subsidiary	Sales		144,309	0%	Month-end 30 Days	N/A	N/A		141,842	1%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	468,635	99%	Net 60 Days	N/A	N/A	USD	231,628	99%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	4,440	1%	Net 60 Days	N/A	N/A	USD	2,698	1%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	4,447,544	96%	Net 60 Days	N/A	N/A	JPY	3,983,571	97%

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	USD	4,440	7%	Net 60 Days	N/A	N/A	USD	2,698	7%

WAVETEK MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases		$142,631	41%	Net 30 Days	N/A	N/A		$141,180	51%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-	$7,451,478	$9	$7,451,487	8.26	$-	-	$2,671,010	$8,499
UMC GROUP JAPAN	Subsidiary	-	1,140,357	25	1,140,382	3.32	25,375	Collection in subsequent period	-	-
FARADAY TECHNOLOGY CORPORATION	Associate	-	271,907	16	271,923	8.33	-	-	83,480	-
WAVETEK MICROELECTRONICS CORPORATION	Subsidiary	-	141,842	3,721	145,563	7.83	141,843	Collection in subsequent period	407	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,696,025	$19,611	$19,611
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	141,012	609	609
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	4,704,117	(237,094)	(237,094)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	250,941	(4,602)	(4,602)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		6,000,000		6,000,000	486,150	100.00	7,417,436	69,466	69,466
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	2,247,040	(59,619)	(59,619)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	46,558	(542)	(542)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		5,000,053		5,000,053	458,800	100.00	5,804,099	126,958	126,958
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	156,242	(6,177)	(6,177)
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	18,033	221	221
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	3,000	USD	3,000	3,000	100.00	36,752	(5,098)	(5,098)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	266,862	USD	266,712	626,566	91.08	21,954,112	203,843	185,650
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,707,482		1,707,482	126,230	77.74	480,276	64,354	50,028
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	83,809	(5,968)	(52)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	-	45.00	1,881,277	(114,799)	(51,659)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,529,164		5,529,164	95,615	43.10	328,615	(174,363)	(75,148)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	558,502	104	44
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	134,815	36.49	3,445,151	49,250	17,970
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	31.94	2,382,332	2,265	723
FARADAY TECHNOLOGY CORP.	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.94	1,779,465	(79,927)	(11,145)

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	132,660	100.00	$791,055	$(33,201)	$(33,201)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		245,573		245,573	14,689	19.62	230,320	19,639	3,456
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		768,930		768,930	15,291	6.89	52,552	(174,363)	(12,018)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		5,454		5,454	735	0.45	4,681	64,354	291

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$16,449	$1,149	$1,149
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	10,476	(0)	(0)
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		186,606		186,606	18,661	45.16	306,286	(6,730)	(3,039)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,079	USD	3,079	-	31.40	207,848	(5,435)	(1,706)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	28.63	99,405	(6,786)	(1,943)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	10,082	4.54	34,649	(174,363)	(7,924)

UNITRUTH INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		$559,700		$559,700	28,874	13.01	$99,236	$(174,363)	$(22,694)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		41,007		41,007	492	0.66	7,711	19,639	116
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		3,402		3,402	459	0.28	2,920	64,354	182

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	519	USD	2	USD	2
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	USD	11,684	USD	(2,424)	USD	(2,424)
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	11,035	USD	11,035	2,724	23.32	USD	4,820	USD	(447)	USD	(104)
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	2,498	USD	2,498	-	10.38	USD	2,890	USD	(151)	USD	(13)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$190,752		$190,752	27,655	100.00		$244,605		$(1,607)		$(3,922)
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		577,030		577,030	43,173	82.76		158,615		(20,978)		(17,361)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		165,848		(28,764)		(7,913)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		448,488		(91,100)		(22,902)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,092	USD	1,092	1,092	100.00		$118,464		$3,832		$3,832
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00		31,705		(3,555)		(1,777)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		62,326		(28,764)		(3,452)

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	600	USD	600	600	100.00		$1,722		$(1,672)		$(1,672)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00		$2,303		$24		$24

NEXPOWER TECHNOLOGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00		$127,177		$(2,985)		$(2,985)
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00		0		-		-

NPT HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00		$0		$-		$-

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	373,941	USD	6,160	USD	6,160

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	373,941	USD	6,160	USD	6,160

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$32,534	$(83)	$(83)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	32,043	(210)	(210)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	50	USD	50	-	100.00	$1,049	$(19)	$(19)

ATTACHMENT 11 (Investment in Mainland China as of March 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2016		Investment flows		Accumulated outflow of investment from Taiwan as of March 31, 2016				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying value as of March 31, 2016		Accumulated inward remittance of earnings as of March 31, 2016

							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$25,736 800)	(ii)SOARING COPITAL CORP.	(USD	$25,736 800)	$-	$-	(USD	$25,736 800)		$1,154	100.00%		$1,154 2. (iii)		$15,813		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,487,700 300,000)	(i)	(USD	43,751 1,360)	-	-	(USD	43,751 1,360)		(26,495)	50.00%		(13,247) 2. (ii)		665,628		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,388,520 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	(USD	673,318 20,930)	-	-	(USD	673,318 20,930)		(26,718)	50.00%		(13,359) 2. (ii)		621,958		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	99,727 3,100)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	99,727 3,100)	-	-	(USD	99,727 3,100)		3,835	100.00%		3,835 2. (iii)		111,542	(USD	126,653 3,937)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,702,280 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	651,443 20,250)	-	-	(USD	651,443 20,250)	(RMB	(91,305) (18,412))	25.14%	(RMB	(22,955) (4,629)) 2. (ii)	(RMB	435,212 87,762)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	12,224,600 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	8,580,125 266,712)	4,826 (USD 150)	-	(USD	8,584,951 266,862)	(USD	197,620 6,143)	91.08% (Note 4)	(USD	179,959 5,594) 2. (ii)	(USD	20,570,753 639,439)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	16,085 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	16,085 500)	-	-	(USD	16,085 500)		15	100.00% (Note 5)		15 2. (iii)		16,164		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	148,770 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	(1,473) (297))	91.08%	(RMB	(1,339) (270)) 2. (iii)	(RMB	131,627 26,543)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	28,611,258 5,769,562)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		- (Note 6)	(RMB	(146,712) (29,585))	29.05%	(RMB	(43,009) (8,673)) 2. (iii)	(RMB	8,249,564 1,663,554)		-

Accumulated investment in Mainland China as of March 31, 2016		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment
$10,095,010 (USD 313,802)			$35,757,566 (USD 1,111,519)			$135,881,831

Note 1 :	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods
Note 2 :	The investment income (loss) recognized in current period:
1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.
2. The investment income (loss) were determined based on the following basis:
(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements certificated by the CPA of the parent company in Taiwan.
(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED (BEST ELITE), an equity investee. The Investment Commission, MOEA has approved to invest US$249,345 thousand in BEST ELITE's preferred stock, invest US$91,984 thousand in BEST ELITE's common stock. As of March 31, 2016, the amount of investment has been remitted.
Note 5 :	UMC (BEIJING) LIMITED have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of March 31, 2016, the amount of investment US$2,500 thousand has not yet been remitted.
Note 6 :	The consent to invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) have been made by the Investment Commission, MOEA which approved the total investment amount US$719,040 thousand.
As of March 31, 2016, the investment amount to USCXM from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. was US$269,040 thousand, and the rest investment amount US$450,000 thousand has not yet been remitted.